82-3116

GREAT QUEST METALS LTD.

04046576

November 29, 2004

RECEIVED
2004 DEC -7 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended September 30, 2004.

Please be advised, that in accordance with National Instrument 54-102, the Third Quarter Report was mailed to shareholders on November 29, 2004.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 12/9

GREAT QUEST METALS LTD.

Third Quarter Report to Shareholders - For the Nine Months Ended September 30, 2004
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The highlight of activities in the Third Quarter, 2004 for Great Quest Metals Ltd. was the extension of the Djambaye 2 gold zone to 2,342 metres through the tracing of gold mineralization from pits. The Company also acquired the 117 sq km Sepola gold concession adjacent to the Company's Bourdala concessions.

Great Quest closed a private placement of $150,000 during the Third Quarter and, subsequent to the end of the quarter, announced a private placement of $728,000. Also subsequent to the end of the Third Quarter, Robert Veitch joined Great Quest's Board of Directors.

Kenieba Concession

In May, Great Quest dug 24 10-to-12-metre-deep pits over a length of 392 metres along the Djambaye 2 gold zone. Twenty-nine samples were taken from the bottom of these pits with an average assay of 31.44 g/t gold. The Company next took 27 samples of reject material from around old pits over a length of 1,950 metres north and south of the original 24 pits. The average assay of these samples was 2.82 g/t gold. The Company plans a drill program to start in December to test this zone to depth.

The Company also sampled material from around old pits along the Djambaye 1 zone over a length of 975 metres. Eight samples from reject material averaged 1.89 g/t gold. A ninth sample of 41.51 g/t gold was not included in the calculation.

Sepola Concession

In September, Great Quest acquired an option on the 117 sq km Sepola concession, west of and adjacent to the Bourdala concessions. This acquisition is important for several reasons. A total of 90,000 metres of reverse circulation drilling has been previously completed on the concession with the delineation of inferred resources of gold in 3 separate areas. The Company intends to undertake a study of the drilling to attempt to confirm this information. It is possible that the Bourdala Sud-Ouest zone extends into the Sepola concession. Also, the Company gains the use of a large camp with the acquisition of the concession.

Other Projects

The Company completed work on the Winza and the Alamoutala Ouest concession. Results were below expectations, and both will be relinquished back to the respective owners.

The Exploration Team and Corporate Information

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Marvin Mitchell P. Geo. Mr. Mitchell is the Independent Qualified Person under National Instrument 43-101.

Robert Veitch joined the Board of Directors October 19, 2004. He brings Great Quest a vast experience in sales management.

Overview of Performance

The Company's total assets of approximately $2,853,612 have increased by $92,381 since December 31, 2003. Working capital deficiency of $52,212 at September 30, 2004 has decreased from a surplus of $417,730 on December 31, 2003, largely as a result of $181,594 spent on ongoing overhead to run the Company in Canada and Mali as well as $566,163 spent on mineral properties. The net loss for the quarter ended September 30, 2004 was $181,595 as opposed to $122,291 in the same period in 2003. The increase was mainly in office costs and promotional activities.

Results of Operations

The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. Expenditures on mineral properties at the end of the third quarter increased to $2,798,155, from $2,231,992, in December 31, 2003, largely as a result of $160,944 spent on property payments and $397,140 spent on exploration.

The statement of operations in the first 9 months of 2004 show increased office costs and promotional activities as compared to the same period in 2003. Office costs were higher due to increased corporate activity and the opening of an office in Mali. Overhead for the remainder of 2004 is expected to decrease somewhat.

Summary of Quarterly Results

Selected financial information for the last eight quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2004 3rd Q	$ -	$ 62,877	$ 0.013
2004 2nd Q	$ -	$ 118,717	$ 0.008
2004 1st Q	$ -	$ 59,817	$ 0.004
2003 4th Q	$ -	$ 191,039	$ 0.020
2003 3rd Q	$ -	$ 122,291	$ 0.009
2003 2nd Q	$ -	$ 83,050	$ 0.007
2003 1st Q	$ -	$ 36,334	$ 0.003
2002 4th Q	$ -	$ 165,583	$ 0.020

Liquidity and Capital Resources

The Company's working capital deficiency at September 30, 2004 was $52,212. Subsequent to September 30, 2004, Great Quest announced a private placement of $728,000. This private placement consists of 1,400,000 units at a price of $0.52 per unit. Each unit consists of one common share and one half of a share purchase warrant. Each full share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.65 for a period of two years. This will be sufficient to fund projects and ongoing overhead until the end of the third quarter, 2005. The Company will need to raise capital to continue its exploration projects. While the company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Investor Relations

Investor Relations activities are conducted by Jamie Mathers, which involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress.

Subsequent to the end of the Third Quarter, the Company participated in the Chicago Natural Resource Conference. Information on the Company can be viewed online at www.greatquest.com.

ON BEHALF OF THE BOARD

"Signed"

Willis W. Osborne
President

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

September 30, 2004 and 2003

GREAT QUEST METALS LTD.
BALANCE SHEET
SEPTEMBER 30, 2004
(With comparative audited figures for December 31, 2003)

	SEPTEMBER 30, 2004 (unaudited)	DECEMBER 31 2003 (audited)
ASSETS		
Current Assets		
Cash	$ 6,510	$ 310,744
Goods and services tax recoverable	3,565	3,000
Prepaid expenses	1,147	177,145
	11,222	490,889
Property, Plant and Equipment (Note 2)	35,821	29,936
Mineral Properties, including deferred costs (Note 3)	2,798,155	2,231,992
Deposits	8,414	8,414
	$ 2,853,612	$ 2,761,231
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 15,729	$ 37,383
Due to related parties (Note 4)	47,705	35,776
	63,434	73,159
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	5,058,874	4,790,674
Share subscription advances	6,000	-
Contributed surplus	90,898	81,398
Deficit	(2,365,594)	(2,184,000)
	2,790,178	2,688,072
	$ 2,853,612	$ 2,761,231

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

	3 Months ended		9 Months ended	
	SEPT 30, 2004	SEPT 30, 2003	SEPT 30, 2004	SEPT 30, 2003
		(Note 9)		(Note 9)
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,048	$ 2,991	$ 9,449	$ 7,196
Amortization	85	62	257	187
Bank charges and interest	259	295	985	821
Consulting	8,052	6,053	24,289	12,945
Investor relations	3,600	2,165	10,800	11,435
Legal	3,153	-	7,782	1,304
Management fees	5,250	4,750	15,750	13,750
Office and general	9,132	6,862	29,542	19,197
Printing, promotion and travel	15,043	1,458	29,040	14,326
Rent	3,837	3,768	11,513	12,927
Securities and brokerage fees	3,834	(6,583)	14,569	9,358
Shareholder's relations	2,925	16,407	14,402	16,407
Telephone	1,231	1,081	9,307	2,750
TOTAL ADMINISTRATION COSTS	57,449	39,309	177,685	122,603
OTHER ITEMS:				
Interest income	(34)	(68)	(1,553)	(312)
Miscellaneous income	(4,038)	-	(4,038)	-
Stock-based compensation	9,500	-	9,500	-
NET LOSS FOR THE PERIOD	62,877	39,241	181,594	122,291
DEFICIT AT BEGINNING OF PERIOD	2,302,717	2,076,011	2,184,000	1,992,961
DEFICIT AT END OF PERIOD	$ 2,365,594	$ 2,115,252	$ 2,365,594	$ 2,115,252
Loss per share	$ (0.013)	$ (0.003)	$ (0.013)	$ (0.009)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

	3 Months ended		9 Months ended	
	SEPT 30, 2004	SEPT 30, 2003	SEPT 30, 2004	SEPT 30, 2003
OPERATING ACTIVITIES:		(Note 9)		(Note 9)
Net loss for the period	$ (62,877)	$ (39,241)	$ (181,594)	$ (122,291)
Adjustments:				
Amortization	85	62	257	187
Stock-based compensation	9,500	-	9,500	-
	(53,292)	(39,179)	(171,837)	(122,104)
Change in non-cash working capital items:				
Accounts receivable	1,687	-	-	-
Goods and services tax recoverable	(1,594)	527	(565)	(81)
Due from related parties	-	(2,231)	-	7,864
Prepaid expenses	2,227	102,578	175,998	2,806
Deposits	-	(15)	-	(15)
Accounts payable and accrued liabilities	(16,840)	(16,000)	(21,654)	(50,378)
Due to related parties	6,909	37,265	11,929	(37,835)
	(60,903)	82,945	(6,129)	(199,743)
FINANCING ACTIVITIES:				
Issue of share capital for cash	155,580	284,802	268,200	679,437
Share subscription advances	6,000	-	6,000	(11,475)
Settlement of debts	-	-	-	46,340
	161,580	284,802	274,200	714,302
INVESTING ACTIVITIES:				
Acquisition cost of mineral properties	(60,147)	(60,564)	(160,944)	(127,876)
Acquisition costs of property, plant and equipment	-	(7,175)	(14,221)	(7,175)
Deferred exploration and development costs, net of amortization	(40,194)	(196,815)	(397,140)	(271,507)
	(100,341)	(264,554)	(572,305)	(406,558)
INCREASE (DECREASE) IN CASH	336	103,193	(304,234)	108,001
CASH AT BEGINNING OF PERIOD	6,174	21,475	310,744	16,667
CASH AT END OF PERIOD	$ 6,510	$ 124,668	$ 6,510	$ 124,668

Supplemental cash flow information (Note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

	Mali Properties	Taseko Property	Gold Dust Property	2004 Total	Mali Properties	Taseko Property	Gold Dust Property	2003 Total
EXPLORATION AND DEVELOPMENT COSTS:								
Amortization	$ 8,079	$ -	$ -	$ 8,079	$ 3,780	$ -	$ -	$ 3,780
Drilling, reclamation and assays	315,032	-	-	315,032	220,545	-	-	220,545
Exploration surveys	58,836	-	-	58,836	30,329	-	-	30,329
Office, consulting and travel	19,023	4,249	-	23,272	20,510	-	123	20,633
Total costs incurred during the period	400,970	4,249	-	405,219	275,164	-	123	275,287
Balance, beginning of period	831,101	403,763	-	1,234,864	497,705	402,880	-	900,585
Balance, end of period	$1,232,071	$ 408,012	$ -	$ 1,640,083	$772,869	$ 402,880	$ 123	$ 1,175,872

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the *same accounting policies and methods of application* as the Company's annual December 31, 2003 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2003 audited financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	SEPTEMBER 30, 2004			DECEMBER 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 54,518	$ 30,734	$ 23,784	$ 16,089
Equipment	18,158	7,263	10,895	13,847
Computer	1,287	145	1,142	-
	$ 73,963	$ 38,142	$ 35,821	$ 29,936

3. MINERAL PROPERTIES

	SEPTEMBER 30, 2004			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 946,071	$ 1,232,072	$ -	$ 2,178,143
b. Taseko Property	212,000	408,012	-	620,012
	$ 1,158,071	$ 1,640,084	$ -	$ 2,798,155

	DECEMBER 31, 2003			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 788,080	$ 833,881	$ (5,732)	$ 1,616,229
b. Taseko Property	212,000	403,763	-	615,763
	$ 1,000,080	$ 1,237,644	$ (5,732)	$ 2,231,992

a. Mali Properties

i. Bourdala Concession:

During the current period, the Company entered into an agreement to acquire a 95% interest, subject to a 1% net smelter return royalty in one additional concession in the Bourdala area of western Mali. The Company paid the owner a total of 1,500,000 FCFA (approximately $3,681) and agreed to make additional payments to the owner for a total of 48,500,000 FCFA (approximately $111,550) over four and a half years after the date of signing of the Arrêté de la Miniere.

4. DUE TO RELATED PARTIES

Amounts due to a Director and corporations controlled by common Directors are unsecured, non-interest bearing, and have no specific terms of repayment.

5. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued common shares of its capital stock as follows:

	SEPTEMBER 30, 2004		DECEMBER 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of Period/Year	14,259,897	$ 4,790,674	10,519,147	$ 3,504,929
Issued during the Period/Year for:				
Cash	617,500	248,200	3,487,000	1,202,930
Share subscription advances	40,000	20,000	38,250	11,475
Mineral properties	-	-	50,000	25,000
Debt	-	-	165,500	46,340
Balance, end of Period/Year	14,917,397	$ 5,058,874	14,259,897	$ 4,790,674

Transactions for the Issue of Share Capital
During the Period Ended September 30, 2004:

a. The Company issued 165,000 shares for the exercise of share purchase warrants at a price of $0.45 per share for the total consideration of $74,250.

b. The Company issued 192,500 shares for the exercise of stock options as follows: 172,500 shares at a price of $0.22 per share for a total consideration of $37,950 and 20,000 shares at a price of $0.30 per share for a total consideration of $6,000.

c. The Company completed a Private Placement consisting of 300,000 units at a price of $0.50 per unit for a total consideration of $150,000. Each unit consists of one share and one half of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before August 23, 2005.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,433,489. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

5. SHARE CAPITAL

Stock Options: (Cont)

A summary of the status of the Company's stock option plan as of September 30, 2004 and December 31, 2003, and changes during the period/year then ended is as follows:

	SEPTEMBER 30, 2004		DECEMBER 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	803,000	$ 0.28	1,035,750	$ 0.27
Exercised	(192,500)	(0.23)	(232,750)	(0.26)
Granted	80,000	0.55	-	-
Forfeited/cancelled	(30,000)	(0.55)	-	-
Options outstanding, end of period/year	660,500	$ 0.31	803,000	$ 0.28

The following table summarizes information about the stock options outstanding and exercisable as at September 30, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.22	95,500	1.49	$0.27
$0.27	180,000	1.94	$0.27
$0.30	170,000	2.93	$0.30
$0.35	165,000	0.51	$0.35
$0.55	50,000	4.39	$0.55
	660,500	1.96	$ 0.31

Effective January 1, 2003, the Company adopted the fair-value method of accounting for stock-based compensation awards, to be applied on a prospective basis. The fair values of options vested during the nine months ended September 30, 2004 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	87%
Risk-free interest rate	3.56%
Expected life	5 years
Expected dividend yield	0%

5. SHARE CAPITAL

Stock Options: (Cont)

At September 30, 2004, the Company had outstanding stock options to acquire common shares as follows:

Number of Shares	Price	Expiry Date
165,000	$ 0.35	April 5, 2005
95,500	$ 0.22	March 28, 2006
180,000	$ 0.27	September 7, 2006
170,000 (i)	$ 0.30	September 4, 2007
50,000	$ 0.55	February 20, 2009
660,500		

(i) 50,000 stock options subsequently exercised.

Warrants:

At September 30, 2004, the Company had 550,000 outstanding common share purchase warrants exercisable as follows: 400,000 shares at $0.62 per share on or before November 14, 2005 and 150,000 shares at $0.65 per share on or before August 23, 2005.

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Rent, office services and exploration costs totalling $50,989 (2003 - $34,958) and management fees totalling $15,750 (2003 - $19,000) were incurred with corporations related to the Company by common Directors.

b. Consulting fees totalling $13,587 (2003 - $1,680) were incurred with a Director of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

	Mali	Canada	Total
September 30, 2004			
Property, Plant and Equipment	$ 34,199	$ 1,622	$ 35,821
Mineral properties, including deferred costs	2,178,143	620,012	2,798,155
	$ 2,212,342	$621,634	$ 2,833,976

7. SEGMENTED INFORMATION (Cont)

	Mali	Canada	Total
December 31, 2003			
Property, Plant and Equipment	$ 29,528	$ 408	$ 29,936
Mineral properties, including deferred costs	1,616,229	615,763	2,231,992
	$1,645,757	$ 616,171	$2,261,928

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended September 30, 2004 and September 30, 2003 as follows:

	2004	2003
Non-cash investing activities:		
Share capital issued for debt	$ -	$ 46,340
Non-cash investing activities:		
Deferred exploration and development cost, net of Amortization	$ 8,079	$ 3,780

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statements presentation.

GREAT QUEST METALS LTD.

CORPORATE INFORMATION

(As at November 19, 2004)

SHARES LISTED

Authorized:	50,000,000
Issued:	14,967,397
Options:	610,500
Warrants:	550,000
Escrow:	143,734
Fully Diluted	16,271,631

12g3-2(b) Exemption #82-3116

Standard & Poor's Listed

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

Mr. Robert Veitch, Director

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & REGISTERED OFFICE

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info @greatquest.com

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